EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2013

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Sales	7,016	6,772	10,240	10,343
Cost of product sold	5,294	4,921	7,802	7,707

Gross profit	1,722	1,851	2,438	2,636
Expenses
Selling	559	540	968	909
General and administrative	68	102	170	259
Earnings from associates and joint ventures	(15)	(13)	(28)	(34)
Other expenses (note 5)	43	4	29	35

Earnings before finance costs and income taxes	1,067	1,218	1,299	1,467
Finance costs related to long-term debt	21	22	43	44
Other finance costs	21	9	39	19

Earnings before income taxes	1,025	1,187	1,217	1,404
Income taxes	278	327	329	389

Net earnings	747	860	888	1,015

Attributable to:
Equity holders of Agrium	749	860	890	1,013
Non-controlling interest	(2)	—	(2)	2

Net earnings	747	860	888	1,015

Earnings per share attributable to equity holders of Agrium (note 6)
Basic earnings per share	5.02	5.44	5.96	6.41
Diluted earnings per share	5.02	5.44	5.96	6.41

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net earnings	747	860	888	1,015
Other comprehensive loss
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	1	—	1	—
Foreign currency translation
Losses	(219)	(48)	(243)	(13)
Associates and joint ventures (loss) income	—	(2)	1	(2)

	(218)	(50)	(241)	(15)

Items that will not be reclassified to earnings
Post-employment benefits
Actuarial losses	—	(22)	—	(22)
Deferred income taxes	—	6	—	6

	—	(16)	—	(16)

Other comprehensive loss	(218)	(66)	(241)	(31)

Comprehensive income	529	794	647	984

Attributable to:
Equity holders of Agrium	531	794	649	983
Non-controlling interest	(2)	—	(2)	1

Comprehensive income	529	794	647	984

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Operating
Net earnings	747	860	888	1,015
Items not affecting cash
Depreciation and amortization	132	108	242	197
Earnings from associates and joint ventures	(15)	(13)	(28)	(34)
Share-based payments	(30)	9	(14)	73
Unrealized loss (gain) on derivative financial instruments	3	(15)	(4)	(14)
Unrealized foreign exchange (gain) loss	(12)	(2)	4	(8)
Deferred income taxes	(64)	(12)	(64)	(6)
Other	11	4	18	16
Dividends from associates and joint ventures	14	2	15	3
Net changes in non-cash working capital	(843)	(440)	(759)	(107)

Cash (used in) provided by operating activities	(57)	501	298	1,135

Investing
Acquisitions, net of cash acquired	(15)	(3)	(49)	(72)
Repayment of advance on acquisition of Viterra Inc. (note 4)	932	—	932	—
Capital expenditures	(426)	(288)	(772)	(497)
Investments in associates and joint ventures	—	—	—	10
Purchase of investments	—	(1)	(8)	(3)
Other	(22)	(39)	(30)	(45)
Net changes in non-cash working capital	32	26	46	29

Cash provided by (used in) investing activities	501	(305)	119	(578)

Financing
Short-term debt	(881)	41	(816)	84
Long-term debt issued	1,000	14	1,010	21
Transaction costs on long-term debt	(14)	—	(14)	—
Repayment of long-term debt	(478)	(1)	(519)	(1)
Dividends paid	(74)	—	(149)	(36)
Shares issued	—	—	2	7
Shares repurchased	(62)	—	(62)	—

Cash (used in) provided by financing activities	(509)	54	(548)	75

Effect of exchange rate changes on cash and cash equivalents	(26)	(11)	(33)	(6)

(Decrease) increase in cash and cash equivalents	(91)	239	(164)	626
Cash and cash equivalents – beginning of period (note 3)	585	1,674	658	1,287

Cash and cash equivalents – end of period	494	1,913	494	1,913

Included in operating activities
Interest paid	18	12	74	56
Interest received	16	19	31	35
Income taxes paid	200	81	455	145
Included in investing activities
Interest paid	13	5	22	9

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	June 30,		December 31,
	2013	2012 Restated (note 3)	2012 Restated (note 3)
Assets
Current assets
Cash and cash equivalents	494	1,913	658
Accounts receivable	3,845	3,702	2,224
Income taxes receivable	11	15	32
Inventories	2,913	2,325	3,094
Advance on acquisition of Viterra Inc. (note 4)	762	—	1,792
Prepaid expenses and deposits	114	142	740

	8,139	8,097	8,540
Property, plant and equipment (note 10)	3,940	2,806	3,484
Intangibles	649	645	636
Goodwill	2,250	2,290	2,349
Investments in associates and joint ventures	628	574	627
Other assets	120	54	99
Deferred income tax assets	81	59	70

	15,807	14,525	15,805

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 7)	459	294	1,314
Accounts payable	3,615	3,290	3,479
Income taxes payable	57	197	137
Current portion of long-term debt (note 7)	—	529	518
Current portion of other provisions	71	84	108

	4,202	4,394	5,556
Long-term debt (note 7)	3,066	1,574	2,069
Provisions for post-employment benefits	177	201	184
Other provisions	449	390	413
Other liabilities	67	64	79
Deferred income tax liabilities	517	562	584

	8,478	7,185	8,885

Shareholders’ equity
Share capital	1,880	2,001	1,890
Retained earnings	5,618	5,338	4,955
Accumulated other comprehensive
(loss) income (note 9)	(170)	(4)	71

Equity holders of Agrium	7,328	7,335	6,916
Non-controlling interest	1	5	4

Total equity	7,329	7,340	6,920

	15,807	14,525	15,805

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,013	—	1,013	2	1,015
Other comprehensive loss, net of tax
Post-employment benefits	—	—	(16)	—	(16)	—	(16)
Foreign currency translation	—	—	—	(12)	(12)	(1)	(13)
Associates and joint ventures	—	—	—	(2)	(2)	—	(2)

Comprehensive income, net of tax	—	—	997	(14)	983	1	984
Dividends	—	—	(79)	—	(79)	—	(79)
Share-based payment transactions	—	7	—	—	7	—	7

June 30, 2012	158	2,001	5,338	(4)	7,335	5	7,340

December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

Net earnings (loss)	—	—	890	—	890	(2)	888
Other comprehensive income (loss), net of tax
Available for sale financial instruments	—	—	—	1	1	—	1
Foreign currency translation	—	—	—	(243)	(243)	—	(243)
Associates and joint ventures	—	—	—	1	1	—	1

Comprehensive income, net of tax	—	—	890	(241)	649	(2)	647
Dividends	—	—	(149)	—	(149)	—	(149)
Non-controlling interest transactions	—	—	(2)	—	(2)	(1)	(3)
Shares repurchased	(1)	(12)	(76)	—	(88)	—	(88)
Share-based payment transactions	—	2	—	—	2	—	2

June 30, 2013	148	1,880	5,618	(170)	7,328	1	7,329

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Canada. We conduct operations globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, United States.

Agrium (with its subsidiaries) operates three strategic business units:

•	Retail operates in North and South America and Australia, and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe, and produces, markets and distributes three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 7, 2013. We prepared these interim financial statements in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements as issued by the International Accounting Standards Board, including International Accounting Standard 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2012 Annual Report, available at www.agrium.com.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Significant Accounting Policies

Except as described below, the accounting policies applied in this consolidated interim financial report are the same as those applied by Agrium in our 2012 Annual Report. The following changes in accounting policies will be reflected in our 2013 Annual Report.

Standard/ Interpretation	Description	Date and method of adoption	Impact
IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting.	January 1, 2013; in accordance with IFRS 11	See note 3 for impact on adoption.

IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We will add disclosures about our interests in other entities on adoption in our annual financial statements.

IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	There has been no material impact on adoption.

IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013; retrospectively	We eliminated the corridor approach on adoption of IFRS. The balance of requirements have been adopted in 2013 with no material impact. We will provide new disclosures required by IAS 19 in our annual financial statements.

IFRS 7	Offsetting Financial Assets and Liabilities contains new disclosure requirements for amounts offset or subject to master netting arrangements.	January 1, 2013	There has been no material impact on adoption.

IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset, and how that asset should be measured.	January 1, 2013	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

3.	Impact of Application of IFRS 11

Upon the application of IFRS 11, effective January 1, 2013 and with retrospective application to January 1, 2012, we reviewed and assessed the legal form and terms of contracts of our investments in joint arrangements. The application of IFRS 11 has changed the classification and subsequent accounting of our investment in Profertil S.A. and other joint arrangements, previously accounted for using the proportionate consolidation method. Under IFRS 11, Profertil S.A. and other joint arrangements are classified as joint ventures and our interest is accounted for using the equity method.

Impact of IFRS 11 on net earnings	Three months ended June 30,	Six months ended June 30,
	2012	2012
Decrease in sales	(62)	(120)
Decrease in cost of product sold	(43)	(86)

Decrease in gross profit	(19)	(34)
Decrease in selling and general and administrative expenses	(3)	(6)
Decrease in other expenses	(1)	(1)
Decrease in other finance costs	(1)	(1)
Decrease in income taxes	(5)	(2)
Increase in earnings from associates and joint ventures	(9)	(24)

Impact on net earnings	—	—

Impact of IFRS 11 on assets and liabilities	June 30, 2012			December 31, 2012
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Current assets	8,269	(172)	8,097	8,712	(172)	8,540
Property, plant and equipment	3,014	(208)	2,806	3,698	(214)	3,484
Investments in associates and joint ventures	383	191	574	382	245	627
Other assets	54	—	54	130	(31)	99
Current liabilities	4,506	(112)	4,394	5,647	(91)	5,556
Long-term debt	1,607	(33)	1,574	2,115	(46)	2,069
Other liabilities	65	(1)	64	80	(1)	79
Deferred income tax liabilities	605	(43)	562	618	(34)	584

Cash and cash equivalents	1,946	(33)	1,913	726	(68)	658

Impact of IFRS 11 on cash flows	Three months ended June 30,	Six months ended June 30,
	2012	2012
Increase in cash provided by operating activities	43	15
Decrease in cash used in investing activities	9	18
Decrease in cash provided by financing activities	(7)	(7)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	Business Acquisition

As described in our 2012 Annual Report, we have agreed to acquire certain agri-products assets of Viterra Inc. (“Viterra”) from Glencore International plc (“Glencore”) which acquired Viterra on December 17, 2012. Our purchase price, subject to adjustments, for the agri-products assets is Cdn$1.775-billion, including Viterra’s 34 percent interest in a nitrogen facility located in Medicine Hat. On April 30, 2013, CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, acquired Viterra’s 34 percent interest from Glencore (the “CF transaction”). Following closing of the CF transaction, we received Cdn$939-million (U.S.$932-million), which is subject to adjustment for final determinations of amounts in accordance with our agreement with Glencore. Our acquisition of the agri-products assets from Viterra is subject to regulatory approval.

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance, adjusted for foreign exchange translation and after deducting the amount received in the CF transaction and other adjustments, at June 30, 2013 is $762-million (December 31, 2012 – $1.792-billion). The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by: i) the transfer of the agri-products assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and ii) cash payments for an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from the business assets, and for working capital and other adjustments.

5.	Other Expenses

	Three months ended		Six months ended
Other expenses	June 30,		June 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Realized loss (gain) on derivative financial instruments	—	12	(14)	24
Unrealized loss (gain) on derivative financial instruments	3	(15)	(4)	(14)
Interest income	(16)	(19)	(31)	(35)
Foreign exchange loss	8	11	26	11
Environmental remediation and asset retirement obligations	3	—	4	12
Bad debt expense	21	16	26	24
Potash profit and capital tax	8	8	12	13
Other	16	(9)	10	—

	43	4	29	35

6.	Earnings per Share

	Three months ended		Six months ended
Attributable to equity holders of Agrium	June 30,		June 30,
	2013	2012	2013	2012
Numerator
Net earnings for the period	749	860	890	1,013

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	149	158	149	158

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

7.	Debt

	June 30, 2013			December 31, 2012 Restated (note 3)
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2017	2,500	2,280	220	1,100
European facilities expiring 2013	344	139	205	192
South American facilities expiring 2013 - 2014	108	74	34	22

	2,952	2,493	459	1,314

Outstanding letters of credit		95

Remaining capacity available		2,398

			June 30, 2013	December 31, 2012 Restated (note 3)
Long-term debt
Floating rate bank loans due 2014 - 2015			57	106
Floating rate bank loans due 2013			—	460
7.7% debentures due 2017			100	100
6.75% debentures due 2019			500	500
3.15% debentures due 2022			500	500
3.5% debentures due 2023			500	—
7.8% debentures due 2027			125	125
7.125% debentures due 2036			300	300
6.125% debentures due 2041			500	500
4.9% debentures due 2043			500	—
Other			21	21

			3,103	2,612
Unamortized transaction costs			(37)	(25)
Current portion of long-term debt			—	(518)

			3,066	2,069

During the three months ended June 30, 2013, we increased the total capacity available under our multi-jurisdictional facility from $1.6-billion to $2.5-billion and extended the term by one year to 2017.

On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.

Our base shelf prospectus permits up to an additional $1.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
June 30, 2013
Fair value through profit or loss
Cash and cash equivalents	494	—	494
Foreign exchange derivative financial instruments	(7)	—	(7)
Gas and power derivative financial instruments	(6)	2	(4)
Available for sale	35	—	35

June 30, 2012
Fair value through profit or loss
Cash and cash equivalents	1,913	—	1,913
Gas and power derivative financial instruments	(24)	9	(15)
Available for sale	32	—	32

December 31, 2012
Fair value through profit or loss
Cash and cash equivalents	658	—	658
Foreign exchange derivative financial instruments	—	4	4
Gas and power derivative financial instruments	(15)	—	(15)
Available for sale	40	—	40

We determine fair value for financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. Fair value for financial instruments classified as Level 2 is estimated using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques that are based on industry-accepted third-party models, which make maximum use of market-based inputs.

We determine the fair value of foreign exchange derivative contracts using the income approach. We determine the fair value of gas and power derivative contracts using the market approach. Inputs to fair value determinations include, but are not limited to, current spot prices and forward pricing curves for natural gas and power, current published interest rates and foreign currency exchange rates, market volatility, our own credit risk and counterparty credit risk.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended June 30, 2013 (June 30, 2012 – no transfers). We do not measure any of our financial instruments using Level 3 inputs.

Fair value and carrying value of long-term debt	June 30, 2013
	Fair value	Carrying value
Long-term debt
Debentures – amortized cost	3,197	3,025
Floating rate debt – amortized cost	78	78

	3,275	3,103

Fair value of long-term debt is determined based on comparable debt instruments. Carrying value of floating rate debt and all other financial instruments approximates fair value due to the short-term nature of the instruments.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

9.	Accumulated Other Comprehensive Income

	Available for sale financial instruments	Foreign currency translation	Associates and joint ventures	Total accumulated other comprehensive income (loss)
December 31, 2011	(1)	11	—	10

Losses	—	(12)	(2)	(14)

June 30, 2012	(1)	(1)	(2)	(4)

December 31, 2012	—	74	(3)	71

Gains (losses)	1	(243)	1	(241)

June 30, 2013	1	(169)	(2)	(170)

10.	Additional Information

Property, plant and equipment

During the six months ended June 30, 2013, we added $471-million to assets under construction at our Vanscoy Potash facility.

Dividends

June 30, 2013
Declared			Paid to	Total
Effective	Per share	Total	Shareholders
December 14, 2012	0.50	NA	January 17, 2013	75
February 22, 2013	0.50	75	April 18, 2013	74
April 9, 2013	0.50	74	July 18, 2013	NA

Share capital

During the six months ended June 30, 2013, we granted to officers and employees 395,759 Tandem Stock Appreciation Rights with a grant price of $101.13 and 193,398 Performance Share Units.

Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

Normal course issuer bid

During the three months ended June 30, 2013, we purchased one million shares for total consideration of $88-million under our normal course issuer bid (“NCIB”). From July 1, 2013 to July 31, 2013, we purchased one million shares for total consideration of $91-million. Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until May 20, 2014. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

11.	Operating Segments

	Three months ended June 30,		Six months ended June 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Sales
Retail
Crop nutrients	2,485	2,359	3,287	3,394
Crop protection products	1,848	1,727	2,634	2,561
Seed	809	712	1,094	1,028
Merchandise	142	157	262	287
Services and other	279	264	425	400

	5,563	5,219	7,702	7,670

Wholesale
Nitrogen	641	696	1,023	1,044
Potash	212	246	364	385
Phosphate	211	224	373	413
Product purchased for resale	329	385	681	783
Ammonium sulfate and other	103	95	183	174

	1,496	1,646	2,624	2,799

Advanced Technologies	207	178	340	313

Other	(250)	(271)	(426)	(439)

	7,016	6,772	10,240	10,343

Inter-segment sales
Retail	7	9	11	15
Wholesale	224	239	388	375
Advanced Technologies	19	23	27	49

	250	271	426	439

Net earnings
Retail	562	556	534	613
Wholesale	453	628	780	957
Advanced Technologies	16	14	16	9
Other	36	20	(31)	(112)

Earnings before finance costs and income taxes	1,067	1,218	1,299	1,467
Finance costs related to long-term debt	21	22	43	44
Other finance costs	21	9	39	19

Earnings before income taxes	1,025	1,187	1,217	1,404
Income taxes	278	327	329	389

Net earnings	747	860	888	1,015

	June 30, 2013	December 31, 2012 Restated (note 3)
Total assets
Retail	9,258	8,338
Wholesale	4,606	4,262
Advanced Technologies	498	545
Other	1,445	2,660

	15,807	15,805